Exhibit 99.3

Notice of Change in Corporate Structure

Pursuant to Section 4.9 of
National Instrument 51-102 Continuous Disclosure Obligations

Item 1	Names of the Parties

VAALCO Energy, Inc. (“VAALCO”)
VAALCO Energy Canada ULC (“AcquireCo”)
TransGlobe Energy Corporation (“TransGlobe”)

Item 2	Description of the transaction

On October 13, 2022 (the “Effective Date”), VAALCO Energy, Inc. (“VAALCO”) and VAALCO Energy Canada ULC (“AcquireCo”) completed the previously announced statutory plan of arrangement (the “Arrangement”) with TransGlobe whereby AcquireCo, an indirect wholly-owned subsidiary of VAALCO, acquired all of the issued and outstanding TransGlobe common shares  and TransGlobe became an indirect wholly-owned subsidiary of VAALCO, pursuant to an arrangement agreement entered into by VAALCO, AcquireCo and TransGlobe on July 13, 2022 (the “Arrangement Agreement”). The Arrangement was completed by way of a court approved plan of arrangement under the Business Corporations Act (Alberta).

At the effective time of the Arrangement, each common share of TransGlobe(the “TransGlobe Shares”) issued and outstanding immediately prior to the effective time of the Arrangement was deemed to be transferred and assigned to AcquireCo in exchange for 0.6727, (the “Exchange Ratio”) of a share of VAALCO common stock, par value US$0.10 per share, of VAALCO (each a “VAALCO Share”). No fractional shares of VAALCO Shares were issued in the Arrangement, and TransGlobe's registered shareholders received cash in lieu of any fractional shares of VAALCO Shares.

The total number of VAALCO Shares issued to TransGlobe’s shareholders was approximately 49 million.

Pursuant to the Arrangement Agreement, each option to acquire TransGlobe shares granted under the TransGlobe stock option plan, last amended May 10, 2016, that was outstanding at to the effective time was deemed to be fully and unconditionally vested and exercisable and cancelled in exchange for a cash payment from TransGlobe equal to the amount (if any) by which (x) the product of the volume weighted average price of a VAALCO Share on The New York Stock Exchange (the "NYSE"), rounded to four decimal places, determined without regard to after hours trading or any other trading outside of the regular trading session trading hours for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the effective date, as reported by Bloomberg ("Closing VWAP") multiplied by the Exchange Ratio exceeds (y) the exercise price thereof.

Pursuant to the Arrangement Agreement, each (i) deferred share unit (each, a "DSU") issued under the TransGlobe DSU plan, dated May 20, 2014 (the “TransGlobe DSU Plan”), held by persons other than the three directors of TransGlobe who was appointed to the VAALCO board of directors; (ii) performance share unit (each, a "PSU") issued under TransGlobe's PSU plan, dated May 16, 2014 and last amended March 8, 2017 (the “TransGlobe PSU Plan”), held by TransGlobe's departing employees; and (iii) restricted stock unit (each, a "RSU") issued under TransGlobe's RSU plan, dated May 16, 2014 and last amended May 10, 2016 (the “TransGlobe RSU Plan”), held by TransGlobe's departing employees, were, in each case, deemed to be fully and unconditionally vested (at the applicable vesting percentage, in the case of PSUs) and cancelled in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio. All DSUs, PSUs and RSUs not described in the preceding sentence that were outstanding immediately prior to the effective time remain outstanding and the terms of such DSUs, RSUs and PSUs will continue to be governed by the applicable plan, as amended. Each of the TransGlobe DSU Plan, TransGlobe RSU Plan and TransGlobe PSU Plan were amended on October 13, 2022 so as to substitute for TransGlobe Shares underlying such DSU, RSU and PSU,a number of VAALCO Shares rounded down to the nearest whole number equal to (a) the number of TransGlobe Shares underlying such DSU, RSU or PSU, multiplied by (b) the Exchange Ratio.

The Arrangement was approved by the TransGlobe shareholders at a special meeting (the “Special Meeting”) held on September 29, 2022.

A news release and material change report in connection with the foregoing was issued by TransGlobe on October 14, 2022 and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

Item 3	Effective Date of the Transaction

October 13, 2022

Item 4	Names of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

Following closing of the Arrangement, TransGlobe became a wholly owned subsidiary of AcquireCo and an indirect wholly-owned subsidiary of VAALCO. Subject to applicable laws, TransGlobe intends to make an application to the Canadian securities regulators to cease to be a reporting issuer in each of the provinces of Canada. The VAALCO Shares will continue to trade on the NYSE and the London Stock Exchange under the symbol “EGY”, VAALCO became a reporting issuer in each of the provinces of Canada by virtue of the completion of the Arrangement with TransGlobe.

Item 5	Date of reporting issuer’s first financial year-end subsequent to the transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51- 102 applies)

The first financial year-end of VAALCO subsequent to the completion of the Arrangement is December 31, 2022.

Item 6
Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies)

VAALCO will file financial statements in accordance with National Instrument 71-101 – The Multijurisdictional Disclosure System and National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers. The period of the interim or annual financial statements required to be filed for VAALCO’s first financial year subsequent to the completion of the Arrangement is as at and for the year ended December 31, 2022.

Item 7
Documents filed under this Instrument that described the transaction and where those documents can be found in electronic format (if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies)

Further information regarding the Arrangement is contained in the management information circular prepared by TransGlobe dated August 29, 2022 in connection with the Special Meeting. The management information circular, the arrangement agreement, the material change report relating to the completion of the Arrangement, and related documents, have been filed on SEDAR and are available under TransGlobe’s profile at www.sedar.com.

DATED October 14, 2022